UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67902

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paramax Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 International Drive, STE A
(No. and Street)

Williamsville	NY	14221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell D'Alba — 716-626-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates
(Name – *if individual, state last, first, middle name*)

200 Manaroneck Avenue, STE 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Russell D'Alba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paramax Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

ALEXANDRA ROEHL
NOTARY PUBLIC, State of New York
Qualified in Erie County
Commission Expires 8/6/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x

PARAMAX SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2018

PARAMAX SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Paramax Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Paramax Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes [and schedules] (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Paramax Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Paramax Securities, LLC's management. Our responsibility is to express an opinion on Paramax Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Paramax Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation of Computation of Net Capital, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, and Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements for Broker Dealers Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Paramax Securities, LLC's financial statements. The supplemental information is the responsibility of Paramax Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation of Computation of Net Capital, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, and Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements for Broker Dealers Pursuant to Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

We have served as Paramax Securities, LLC's auditor since 2012.

White Plains, New York

February 15, 2019

PARAMAX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets		
Current assets		
Cash	$	44,311
Prepaid expenses		8,306
Total current assets		52,617
Total Assets		52,617
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable-trade		2,455
Total current liabilities		2,455
Member's Equity:		
Contributed capital & retained surpluses		50,162
Total Liabilities & Member's Equity	$	52,617

See Accompanying Notes to Financial Statements.

PARAMAX SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

Revenues:		
Success Fees	$	2,308,583
Consulting Fees		22,925
Interest and dividends		38
Total Revenues		2,331,546
Costs & Expenses:		
Communication and data processing		6,079
Occupancy		1,320
Professional fees		35,940
Taxes, licenses and registration fees		14,300
Other administrative expenses		692,127
Total Costs & Expenses		749,766
Income from continuing operations before income taxes		1,581,780
Income taxes		-
Net Income	$	1,581,780

See Accompanying Notes to Financial Statements.

PARAMAX SECURITIES, LLC
STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

	Class I		
	Shares	*Amount*	Total
Balance at December 31, 2017	100	57,860	57,860
Contributions		4,022	4,022
Distributions		(1,593,500)	(1,593,500)
Net Income December 31, 2018		1,581,780	1,581,780
Balance at December 31, 2018	100	50,162	50,162

See Accompanying Notes to Financial Statements.

PARAMAX SECURITIES, LLC
STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:	
Net Income	$1,581,780
Adjustments required to reconcile net income to cash provided by in operating activities:	
(Increase) decrease in operating assets:	
Receivable from clients	2,330
Prepaid expenses	1,520
Increase (decrease) in operating liabilities:	
Accounts payable trade	2,405
Net cash provided by operating activities:	1,588,035
Cash flows from financial activities:	
Capital contributions	4,022
Distributions to members	(1,593,500)
Net cash used in financing activities	(1,589,478)
Net increase (decrease) in cash	(1,443)
Cash-beginning of period	45,754
Cash-end of period	44,311

See Accompanying Notes to Financial Statements.

Note (1) - Nature of business:

Paramax Securities, LLC (the "Company"), a New York Limited Liability Corporation is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company operates as (a) an advisor providing transaction structuring and assistance to early stage and growth stage entities, and (b) an advisor for mergers and acquisitions.

Note (2) – Summary of significant accounting policies:

(A) Fee income:

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Clients and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with clients that fall within its scope. The Company recognizes fee income pursuant to the terms of each respective agreement executed for their services. Management has adopted ASC 606 and the Company believes that the implementation of ASC 606 did not have a material impact on its financial condition, results of operations or cash flows.

(B) Income taxes:

The Company files income tax returns on the accrual basis as a company for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company has adopted the uncertainty in income tax accounting standard. Adoption of this standard had no effect on the Company's financial statements.

As a limited liability company, the member's liability is limited to amounts reflected in their respective member account.

The Company remains subject to U.S. Federal and State income tax audits for all periods subsequent to and including 2015.

(C) Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2018, there were no cash equivalents.

(D) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Note (2) - Summary of significant accounting policies - cont'd:

(E) Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Receivable from Clients

Client receivables are recorded at amounts billed and presented on the statement of financial condition net of allowance for doubtful accounts, if applicable. The allowance is determined by a variety of factors, including the age of the receivables, current economic condition, historical losses and other information management obtains regarding the financial condition of its clients. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectable, which may arise when the client is deemed unable to pay the amount owed to the Company. At December 31, 2018, the Company determined that an allowance for doubtful accounts was not required.

(G) Subsequent events evaluation:

Management has evaluated subsequent events through February 21, 2019, the date the financial statements were available to be issued.

(H) Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Management of the Company is currently evaluating the impact ASU 2016-02 will have on its financial statements and related disclosures.

Note (3) - Related party transactions:

The Company has an administrative services agreement in which they paid rent, utilities, occupancy costs along with administrative expenses to a company solely owned by the managing member. The total amount paid and expensed during the year ended December 31, 2018 was $48,257.

The Company made distributions of $1,593,500 to its Parent and received contributions of $4,022 from its Parent during the year.

Note (4) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $41,856, which exceeded its requirement of $5,000 by $36,856. The Company had a ratio of aggregate indebtedness to net capital of .06 to 1 at December 31, 2018.

SCHEDULE I

PARAMAX SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Member's Capital	$	50,162
Non-allowable assets:		
Prepaid expenses		8,306
Total non-allowable assets		8,306
Net capital before haircuts on proprietary position		41,856
Haircuts		-
Net capital		41,856
Minimum net capital requirement - the greater of $5,000		
or 6 2/3% of aggregate indebtedness	$	5,000
Excess net capital	$	36,856
Ratio of aggregate indebtedness to net capital		0.06 to 1
Scheduel of aggregate indebtedness:		
Accounts payable and accrued expenses		2,455
Total aggregate indebtedness	$	2,455

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as filed by Paramax Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PARAMAX SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2018

No statement is required as no subordinated liabilities existed during the year.

PARAMAX SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (i) of that rule.

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors and Member
of Paramax Securities, LLC

We have reviewed management's statements, included in the accompanying Paramax Securities, LLC's Exemption Report, in which (1) Paramax Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Paramax Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Paramax Securities, LLC stated that Paramax Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Paramax Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paramax Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 15, 2019

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

PARAMAX
SECURITIES, LLC
333 INTERNATIONAL DRIVE SUITE A
WILLIAMSVILLE, NEW YORK 14221
(716) 626-1200
(716) 626-4800 FAX

Paramax Securities, LLC Assertions

Paramax Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Paramax Securities, LLC

I, Russell D'Alba, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Russell D'Alba, Member
January 4, 2019